

August 5, 2025

Danny Sheng Wu Yeung
Chief Executive Officer
Prenetics Global Limited
Unit 703-706, K11 Atelier
728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Limited**
> **Registration Statement on Form F-3**
> **Filed July 22, 2025**
> **File No. 333-288824**

Dear Danny Sheng Wu Yeung:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed July 22, 2025

ACT Genomics Divestment, page 13

1.   We note your disclosure that on June 18, 2025, you announced the divestment of ACT Genomics to Delta Electronics, Inc at a value of up to $71.78 million. The disclosure in note 35 *Non-controlling interests* to your audited financial statements appearing on page F-60 of your 2024 Annual Report on Form 20-F suggests that ACT Genomics may have accounted for a material portion of your assets, revenues, and total comprehensive expense, and the transaction value of $71.78 million appears to be significant relative to the market value of your Class A ordinary shares. As such, please provide your analysis of whether the divestment of ACT Genomics constitutes a probable disposition of a significant portion of your business, which would require pro forma financial information to be included in the registration statement. Please

refer to Rule 8-05 and Article 11 of Regulation S-X.

Bitcoin Treasury Strategy, page 13

2.   We note your disclosure that your existing Bitcoin holdings were acquired via a Kraken custody account. Please clarify if you intend to use Kraken or other third-party custodians to store your existing and future Bitcoin holdings.

3.   We note your disclosure that the Group's total current assets would have been approximately $112 million as of May 31, 2025 based on certain assumptions. To provide investors with clarity about your current financial position, please revise this disclosure to provide your actual total current assets as of a recently practicable date.

4.   We note your statement that you have received approval from your Board of Directors to "allocate most of the company's balance sheet to to Bitcoin." Please clarify what it would mean to allocate a majority of your balance sheet to Bitcoin, including whether this refers to your cash, total assets, total assets and liabilities, or some other measure of your balance sheet. Your disclosure should clarify if you intend to invest your cash and cash equivalents in Bitcoin, acquire a quantity of Bitcoin that would represent the majority of your total assets, divest existing assets and invest the proceeds in Bitcoin, or pursue other strategies.

5.   We note your statement that your "Bitcoin initiative extends far beyond a simple treasury allocation, representing a comprehensive long-term digital asset strategy directly inspired by successful corporate Bitcoin adopters like MicroStrategy and Metaplanet." Please revise to remove your references to MicroStrategy and Metaplanet. Your disclosure should not imply a connection between your potential business, strategy, or results and those of other cryptocurrency companies.

6.   We note your disclosure that you will implement "sophisticated alpha-generating strategies, including yield generation, strategic collateralization, and structured products" to maximize returns on your Bitcoin holdings. Please revise to provide additional details on how you intend to generate bitcoin yield and employ collateralization or structured products with respect to your Bitcoin holdings. Please also add a risk factor to address the additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your cryptocurrency holdings.

Risk Factors, page 16

7.   We note the disclosure on page 17 that you intend to use the net proceeds from the sale of any securities offered under this prospectus to acquire Bitcoin and for general corporate purposes, unless otherwise indicated in the applicable prospectus supplement. Please revise your registration statement to include a separate risk factor to disclose that proceeds from an offering may be used to purchase additional bitcoin and describe the attendant risks, including that the price of bitcoin has been, and will likely continue to be, highly volatile.

8.   We note your risk factor in your current report on Form 6-K filed July 17, 2025 titled "Regulatory change reclassifying Bitcoin as a security could lead to our classification as an 'investment company'. . .," which is incorporated by reference into your

registration statement. Please revise your disclosure in your registration statement to note that this risk is not whether bitcoin is determined to be a security but whether bitcoin is determined to be offered and sold as a security.

General

9.   Please revise your filing, as applicable, to provide specific and prominent disclosures about the legal and operational risks associated with China-based companies. For guidance, please refer to the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Michael Lee, Esq.